

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2021

Jon Ledecky
Chief Executive Officer
Pivotal Investment Corp III
c/o Graubard Miller
The Chrysler Building
405 Lexington Avenue
New York, New York 10174

> **Re: Pivotal Investment Corp III**
> **Amendment No. 1 to Form S-1**
> **Filed January 25, 2021**
> **File No. 333-252063**

Dear Mr. Ledecky:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed january 25, 2021

Our amended and restated certificate of incorporation will provide..., page 51

1. In the last sentence you state, "In addition, the exclusive forum provision will not apply to actions brought under the Securities Act, or the rules and regulations thereunder." Exhibit 3.2 TENTH, states that claims under the Securities Act of 1933, as amended, are to be filed in the Court of Chancery or the federal district court for the District of Delaware. Please reconcile the disclosure with Exhibit 3.2.

Exhibit 4.4, Warrant Agreement, page II-4

2. In the final sentence of Section Section 9.3, please clarify the reference to "Act".

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction